SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the three-month period ended March 31, 2008

Commission File Number 333-11084

ALESTRA, S. de R.L. de C.V.

(Translation of Registrant’s name into English)

Ave. Lazaro Cardenas No. 2321, 9th Floor

Col. Residencial San Agustin

San Pedro Garza Garcia N.L. 66260 Mexico

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  [X]        Form 40-F  [    ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [    ]        No  [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Form 6-K consists of Management’s Discussion and Analysis of Financial Condition and Results of Operations and unaudited financial statements for Alestra, S. de R.L. de C.V. (“Alestra”) and its subsidiary, Servicios Alestra, S.A. de C.V. (“Servicios Alestra”) for the three-month period ended March 31, 2008. Mexican FRS requires that financial information as of December 31, 2007, or for prior periods, be presented in constant Pesos as of December 31, 2007 (having the same purchasing power for each period indicated taking into account inflation) and financial information starting from January 1, 2008 be presented in nominal Pesos, unless otherwise noted for the convenience of the reader.

In this report, unless the context otherwise requires, the terms “we,” “us,” “our,” “our company” and “ourselves” mean Alestra and its subsidiary, Servicios Alestra.

Cautionary Statement on Forward-Looking Statements

This report contains words, such as “believe,” “will,” “expect”, “anticipate” and similar expressions that identify forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These statements reflect our views about future events and financial performance. Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control, including but not limited to:

•	the competitive nature of providing long distance, data and internet and local services;

•	our ability to service our debt;

•	limitations on our access to sources of financing on competitive terms;

•	significant economic or political developments in Mexico and the U.S.;

•	changes in our regulatory environment, particularly changes to the regulation of the telecommunications industry;

•	our need for substantial capital;

•	general economic conditions in the U.S. and Mexico;

•	performance of financial markets and our ability to refinance our financial obligations when they come due;

•	the risks associated with our ability to implement our growth strategy;

•	technological innovations;

•	interest rate levels;

•	currency exchange rates, including the Mexican Peso – U.S. dollar exchange rate;

•	changes in our costs of doing business, including but not limited to costs associated with billing and collection, marketing and sales, and personnel training and travel expenses; and

•	changes in the policies of central banks and/or foreign governments.

Accordingly, readers are cautioned not to place undue reliance on these forward-looking statements. In any event, these statements are applicable only as of the date of this Form 6-K, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise. See Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Please note that some figures in this Form 6-K may not sum due to rounding.

Item 1.	Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Three-month period ended March 31, 2008 compared to the three-month period ended March 31, 2007

Revenues

Total revenue during the three-month period ended March 31, 2008 was Ps. 1,136.6 million, a 6.9%, or Ps. 84.3 million, decrease from the Ps. 1,220.8 million generated in the same period of 2007. This decrease was the result of lower revenues from international long distance services. The decrease in international long distance revenues was partially offset by a 11.7% increase in revenues from non-long distance services.

Data, Internet and Local Services. During the three-month period ended March 31, 2008, data, internet and local service revenues reached Ps. 692.3 million, a 11.7%, or Ps. 72.6 million, increase from the Ps. 619.7 million recorded during the same period of 2007. Growth of non-long distance services revenues was particularly strong in internet-related, direct access and local services. Our internet services revenues increased due to the continuing growth of our VPN, ethernet, managed services, as well as our VoIP service for residential customers. Our data, internet and local service segment represented 60.9% of our total revenues during the three-month period ended March 31, 2008, compared to 50.8% during the same period in 2007.

Long Distance. Revenues derived from our long distance services for the three-month period ended March 31, 2008 decreased 26.1%, or Ps. 156.9 million, to Ps. 444.2 million from Ps. 601.1 million in the same period of 2007. The decrease in revenues was mainly due to both lower rates and traffic. The average long distance revenue per minute decreased 17.2% to Ps. 0.62 for the three-month period ended March 31, 2008 from Ps. 0.75 recorded during the three-month period ended March 31, 2007. Total volume of minutes handled decreased 10.8% to 714.4 million in the three-month period ended March 31, 2008 from 801.3 million minutes for the same period of 2007. The reduction in volume is attributable to less international long distance traffic. As a percentage of total revenues, long distance revenues represented 39.1% during the three-month period ended March 31, 2008 and 49.2% of our total revenues during the same period of 2007.

Cost of services (excluding depreciation)

Cost of services consists primarily of:

•	interconnection costs including local access charges and resale expenses, paid on a per-minute basis primarily to Teléfonos de México S.A.B. de C.V. (“Telmex”);

•	international settlement payments to foreign carriers on a per-minute basis for the completion of international calls originated in Mexico by us; and

•	fees for leased lines, typically paid on a per-circuit per-month basis primarily to Telmex.

Cost of services decreased 17.6%, or Ps. 93.2 million, to Ps. 437.0 million for the three-month period ended March 31, 2008 from Ps. 530.1 million recorded during the three-month period ended March 31, 2007. The reduction in cost of services was mainly the result of a 26.8% decrease in cost of the long distance services to Ps. 261.1 million for the three-month period ended March 31, 2008 from Ps. 356.7 million recorded during the same period of 2007, while cost of data, internet and local services slightly increased 1.4% to Ps. 175.8 million for the three-month period ended March 31, 2008 from Ps. 173.4 million recorded during the same period of 2007. Our cost of long distance services declined primarily because of the decrease in long distance traffic. The cost of data, internet and local services was higher driven by the increase of volume and revenues in these services.

Gross Profit

Gross profit, defined as revenues minus cost of services (excluding depreciation), for the three-month period ended March 31, 2008 increased 1.3%, or Ps. 8.9 million, to Ps. 699.6 million from Ps. 690.7 million in the same period in 2007.

Our gross profit increased as a result of higher non-long distance gross profit, which fully offset the decrease in the long distance gross profit. Our data, internet and local services gross profit increased 15.7%, or Ps. 70.2 million, to Ps. 516.5 million in the three-month period ended March 31, 2008 from Ps. 446.2 million recorded in the same period of 2007; while our long distance gross profit decreased 25.1%, or Ps. 61.3 million, to Ps. 183.1 million in the three-month period ended March 31, 2008 from Ps. 244.4 million recorded in the same period of 2007.

Our gross margin, defined as gross profit as a percentage of total revenues, was 61.6% in the three-month period ended March 31, 2008 as compared to 56.6% reported in the same period in 2007.

Administration, selling and other operating expenses

Administration, selling and other operating expenses, slightly increased 0.7%, or Ps. 2.7 million, to Ps. 383.9 million in the three-month period ended March 31, 2008 from Ps. 381.2 million recorded in the same period in 2007. For the three-month period, ended March 31, 2008 and March 31, 2007, administration, selling and other operating expenses represented 33.8% and 31.2% of total revenues, respectively. This decrease, in the percentage of total revenues, was the result of lower revenues.

Depreciation and amortization

Depreciation and amortization decreased 25.0%, or Ps. 60.2 million, to Ps. 180.5 million in the three-month period ended March 31, 2008, from Ps. 240.7 million for the same period of 2007. This is due to lower amortization expenses explained by the ending of our pre-operative expenses amortizations in the second half of 2007.

Operating income

Operating income increased 96.6%, or Ps. 66.4 million, to Ps. 135.1 million in the three-month period ended March 31, 2008, from Ps. 68.7 million recorded in the three-month period ended March 31, 2007. This increase is mainly explained by a Ps. 8.9 million increase in gross profit, coupled with a Ps. 60.2 million decrease in depreciation and amortization.

Comprehensive financial result

During the three-month period ended March 31, 2008, our comprehensive financial loss was Ps. 28.9 million, compared to a Ps. 95.0 million loss reported during the same period in 2007. The following table sets forth our comprehensive financial results for the periods under review:

	Three-month period ended March 31,
	2007 (1)		2008 (2)
Interest expense	Ps	(87.5)	Ps	(66.7)
Interest income		12.2		5.1
Exchange (loss) gain, net		(50.2)		42.2
Effect of derivative financial instruments		—		(9.5)
Gain from monetary position		30.4		—

Comprehensive financial result, net	Ps	(95.0)	Ps	(28.9)

(1)	Information for 2007 expressed in millions of Mexican Pesos of purchasing power as of December 31, 2007.
(2)	Information for 2008 expressed in millions of nominal Mexican Pesos.

Our interest expense decreased 23.8%, or Ps. 20.8 million, to Ps. 66.7 million in the three-month period ended March 31, 2008, from Ps. 87.5 million in the same period of the previous year. The decrease in the interest expense was due to lower indebtedness as a result of principal amortization of US$16.7 million of our senior notes due 2010 on each July 2, 2007 and December 31, 2007, and the corresponding principal amortization of our bank facility, in an amount of US$3.8 million on each of February 1, 2007, May 2, 2007, August 2, 2007, November 5, 2007 and February 5, 2008.

Interest income decreased to Ps. 5.1 million in the three-month period ended March 31, 2008, from Ps. 12.2 million recorded in the comparable period of 2007, due to a lower average cash balance during the first quarter of 2008 than the first quarter of the previous year coupled with a lower average interest rate as compared to the same period of 2007.

Exchange gain for the three-month period ended March 31, 2008 was Ps. 42.2 million compared to an exchange loss of Ps. 50.2 million recorded during the same period of 2007. Since that our US dollar denominated monetary liabilities exceed our US dollar denominated monetary assets, we recorded a foreign exchange gain mainly as a result of a 1.6% appreciation of the Peso against the U.S. dollar during the three-month period ended March 31, 2008, while during the same period of 2007 the Peso depreciated 1.6% against the U.S. dollar.

The effect of derivative financial instruments was negative due to the 1.6% appreciation of the Peso against the U.S. dollar during the three-month period ended March 31, 2008. This situation affected our two economic hedges with a fixed purchase exchange rate during 2008 of Ps 10.82 and Ps 10.79.

According to the new accounting pronouncement, the NIF B-10 “Inflation effects” under Mexican FRS, which became effective on January 1, 2008, there is no gain from monetary position in March 2008.

Income and asset taxes

We and our subsidiary, Servicios Alestra, are subject separately to pay income tax or until 2007 asset tax, which are computed and paid separately by each entity. We have generated substantial tax losses; accordingly, we have not recorded any income tax provisions in our consolidated income statements for the three-month period ended March 31, 2008 and March 31, 2007. In order to defer asset tax payments in 2007 we determined our asset tax using the tax basis of the fourth preceding year instead of the current year as is established in the option of Article 5-A of the Asset Tax Law. For the three-month period ended March 31, 2007, Servicios Alestra recorded an asset tax of Ps. 0.70 million. For 2008 there is no record of asset tax because this Law was replaced by flat tax (known as IETU for its acronym in Spanish).

IETU

On October 1, 2007, the Mexican government made changes to its tax system, which took effect on January 1, 2008. The changes introduced a flat tax (known as IETU), which replaces the Mexican asset tax and will apply to taxpaying entities along with Mexican regular income tax. Taxpayers will calculate a flat tax at 17.5 percent to an income determined based on the cash flow (although transitional rates of 16.5 percent and 17.0 percent will apply in 2008 and 2009, respectively). If the flat tax is a positive amount, the enterprise will compare the flat tax to the income tax calculated under the current income tax system and by flat tax credits. If the flat tax is larger, this amount is classified as a flat tax and paid as a supplement to the regular income tax liability. However, if the flat tax is positive but less than the regular income tax plus the flat tax credits, no flat tax is due. If the tax base that is subject to the flat tax is negative (which will occur when deductible expenditures exceeds taxable receipts), the amount of excess expenditures multiplied by the flat tax rate will result in a credit for the flat tax net operating losses that can be used to reduce or eliminate the regular income tax in the current year and/or reduce the flat tax in the subsequent 10 years. We have not recorded any flat tax provision in our consolidated income statements for the three-month period ended March 31, 2008.

In accordance with the interpretation published by the Mexican Board of Research and Development of Financial Reporting Standards (CINIF) last December 21, 2007, with respect to the accounting effects of the IETU, and based on financial and tax projections, the Company has determined that it will continue to pay regular income tax in the future. As a result, the Company’s management has not recorded any deferred IETU taxes at March 31, 2008.

Net Income (loss)

During the three-month period ended March 31, 2008 we recorded a net income of Ps. 82.9 million compared to a net loss of Ps. 26.2 million during the same period of 2007. This was mainly due to higher operating income, coupled with a lower comprehensive financial loss as a result of an exchange gain and lower interest expense, during the three-month period ended March 31 of 2008, as compared to the same period of 2007.

Current Liquidity

As of March 31, 2007, December 31, 2007 and March 31, 2008 we had Ps. 476.2 million, Ps. 283.1 million and Ps. 304.8 million of unrestricted cash available, respectively. Although we have generated positive operating results, our unrestricted cash balance decreased Ps. 171.4 million from March 31, 2007 to March 31, 2008 primarily due to the following factors:

•	Corresponding principal amortization of our senior notes due 2010 for US$16.7 million on July 2, 2007 and US$16.7 million on December 31, 2007;

•	Principal amortization of our bank facility, in the amount of US$3.8 million on each of February 1, 2007, May 2, 2007, August 2, 2007, November 5, 2007 and on February 5, 2008.

•

Temporary investment in our senior notes due 2010, from US$1.4 million at December 31, 2006 to US$14.9 million at March 31, 2008, which has been registered in our financial statements deducting our total senior notes debt.

•	A pending payment for administrative fees from previous years in an amount of US$21 million to Onexa and AT&T.

As of March 31, 2008 we have restricted cash of US$15.2 million, of which US$ 13.6 million were deposited as collateral of our bank facility and US$1.6 million were deposited as collateral of one of our economic hedges.

Our unrestricted cash balance consists of cash and temporary investments with original maturities of three months or less.

Our treasury policy is to invest in highly liquid temporary cash investments issued by major Mexican and U.S. banks and corporations with high credit ratings. As of March 31, 2008, we had cash of Ps. 10.6 million and temporary investments of Ps. 596.6 million, of which Ps. 379.2 million were in U.S. dollar-denominated instruments and Ps. 217.4 million were in Peso-denominated instruments. In our opinion, our current cash balance is sufficient for our present requirements.

As of March 31, 2008, December 31, 2007 and March 31, 2007, our ratio of current assets to current liabilities was 0.99x, 0.90x and 1.13x, respectively. Our ratio of current assets to current liabilities as of March 31, 2008 includes as current liabilities the corresponding amortization of the senior notes due 2010 that will be payable on June 2008 and December 2008, as well as the corresponding amortization of the secured financing facility with Deutsche Bank that will be payable on May 2008, August 2008 and November 2008.

	As of March 31, 2008 (1)	As of December 31, 2007 (2)	As of March 31, 2007 (2)
Unrestricted cash balance	Ps. 304.8	Ps. 283.1	Ps. 476.2
Current ratios (times)	0.99x	0.90x	1.13x

(1)	Information for 2008 expressed in millions of nominal Mexican Pesos.
(2)	Information for 2007 expressed in millions of Mexican Pesos of purchasing power as of December 31, 2007.

Net debt during the three-month period ended March 31, 2008 decreased by US$1.9 million to US$230.9 million from US$232.8 million recorded on December 31, 2007, and decreased by US$37.4 million from $268.3 million recorded on March 31, 2007. The reduction of net debt is a result of corresponding principal amortization of our indebtedness with internal generated funds and cash available.

Capital expenditures during the three-month period ended March 31, 2008 amounted to Ps. 103.7 million, Ps. 15.6 million higher than the Ps. 88.1 million invested in the same period of 2007. Our capital expenditure program includes disbursements to expand our network, provide new services to customers and increase last-mile access. As of the date of the present report, the capital expenditure program goes according to schedule.

Indebtedness

As of March 31, 2008 we had outstanding $252.5 million aggregate principal amount of our 8.0% senior notes due 2010, which pay interest semiannually in cash in arrears on June 30 and December 30. The principal amortization of our senior notes due 2010 is payable in semi-annual installments on each June 30 and December 30 occurring on or after December 30, 2005.

We have a secured financing facility with Deutsche Bank, with a balance as of March 31, 2008 of $30.8 million. The facility has a variable interest rate of LIBOR plus 1.65% per annum. Interest payments and principal amortizations are payable in a quarterly basis commencing on November 1, 2006. Final maturity of this facility is on February 1, 2010.

We also have a capital lease contract for telecommunications equipment with The Capita Corporation de México, S.A. de C.V., with a balance as of March 31, 2008 of US$0.1 million, which is subject to an average annual fixed interest rate of 8.8%. Final maturity of this facility is in May 2008.

In addition, we have a lease contract with CSI Leasing México, S. de R.L. de C.V., with a balance as of March 31, 2008 of US$0.8 million. Final maturity of this facility is in April 2009.

Item 2.	Financial Statements.

INDEX TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2007 and 2008

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARY

Subsidiaries of Onexa, S. A. de C. V., which is a subsidiary of

Alfa S. A. B. de C. V.

UNAUDITED CONSOLIDATED BALANCE SHEETS

(Information for 2007 expressed in thousands of Mexican Pesos of purchasing power as of December 31, 2007,

information for 2008 expressed in thousands of nominal Mexican Pesos)

	December 31, 2007		Unaudited March 31, 2008
Assets
CURRENT ASSETS:
Cash and cash equivalents	Ps	283,059	Ps	304,772
Restricted cash		166,016		162,465
Trade receivables, net		471,858		463,810
Due from affiliates and other related parties		104,723		130,130
Recoverable taxes		248		577
Other receivables		32,604		29,711
Derivative financial instruments		4,156		—
Prepaid expenses		26,153		52,580

Total current assets		1,088,817		1,144,045
Property and equipment, net		5,103,058		5,027,310
Deferred charges and other assets, net		337,119		325,242
Intangible asset derived from the actuarial computation of labor obligation		15,113		—

Total assets	Ps	6,544,107	Ps	6,496,597

Liabilities and stockholders’ equity
CURRENT LIABILITIES:
Accounts payable to Telmex and other carriers	Ps	108,856	Ps	110,784
Other suppliers		246,295		161,108
Senior notes		267,427		263,243
Bank loans, notes payable and capital leases		182,440		174,903
Due to affiliates and other related parties		43,870		47,606
Derivative financial instruments		—		5,197
Other accounts payable and accrued expenses		363,353		392,187

Total current liabilities		1,212,241		1,155,028

LONG-TERM LIABILITIES:
Senior notes		2,314,039		2,277,836
Banks loans, notes payable and capital leases		210,433		164,918
Deferred income tax		85,630		107,644
Estimated liabilities for seniority premiums and pension plans		123,881		106,584

Total liabilities		3,946,224		3,812,010

STOCKHOLDERS’ EQUITY:
Contributed stock		1,394,971		1,394,971
Retained earnings		1,202,913		1,289,615

Total majority interest		2,597,884		2,684,586

Total minority interest		(1)		1

Total stockholders’ equity		2,597,883		2,684,587

CONTINGENCIES AND COMMITMENTS
Total liabilities and stockholders’ equity	Ps	6,544,107	Ps	6,496,597

The accompanying notes are an integral part of these unaudited consolidated financial statements.

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARY

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATION

(Information for 2007 expressed in thousands of Mexican Pesos of purchasing power as of December 31, 2007,

information for 2008 expressed in thousands of nominal Mexican Pesos)

	For three-months ended March 31,
	2007		2008
REVENUES
Long distance services	Ps	601,138	Ps	444,227
Data, internet and local services		619,692		692,316

		1,220,830		1,136,543

OPERATING EXPENSES :
Cost of services (excluding depreciation):
Long distance services		(356,696)		(261,115)
Data, internet and local services		(173,449)		(175,848)

		(530,145)		(436,963)

Administration, selling and other operating expenses		(381,222)		(383,944)
Depreciation and amortization		(240,742)		(180,517)

Operating income		68,721		135,119

COMPREHENSIVE FINANCIAL RESULT:
Interest expense		(87,464)		(66,683)
Interest income		12,212		5,141
Exchange (loss) gain, net		(50,173)		42,198
Effect of derivative financial instruments		—		(9,535)
Gain from monetary position, net		30,397		—

		(95,028)		(28,879)

OTHER INCOME (EXPENSE), NET		776		(1,295)

(Loss) gain before the following provisions for deferred income tax and asset tax		(25,531)		104,945
Asset tax		(704)		—
Deferred income tax		—		(22,014)

Net (loss) income	Ps	(26,235)	Ps	82,931

The accompanying notes are an integral part of these unaudited consolidated financial statements.

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARY

UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

(Information for 2007 expressed in thousands of Mexican Pesos of purchasing power as of December 31, 2007)

	For three-months ended March 31, 2007
OPERATING ACTIVITIES:
Net loss	Ps	(26,235)
Adjustments to reconcile net loss to resources provided by operating activities:
Cost of labor obligations		3,105
Amortization of capitalized expenses from issuance of senior notes		6,507
Depreciation and amortization		240,742

		224,119
Changes in working capital:
Trade receivables, net		(62,933)
Due from affiliates and other related parties		(38,469)
Recoverable taxes and other receivables		(9,432)
Prepaid expenses		(26,650)
Accounts payable to telmex and other carriers		(24,397)
Due to affiliates and other related parties		(116,266)
Other accounts payable and expenses accrued		76,033

Resources provided by operating activities		22,005

INVESTING ACTIVITIES:
Purchase of property and equipment		(79,607)
Deferred charges and other assets		(1,167)
Restricted cash		(12,801)

Resources used in investing activities		(93,575)

FINANCING ACTIVITIES:
Payments of senior notes		(149,090)
Bank loans, notes payable and capital leases, net		(48,419)

Resources used in financing activities		(197,509)

Decrease in cash and cash equivalents		(269,079)
Cash and cash equivalents, beginning of period		745,081

Cash and cash equivalents, end of period	Ps	476,002

The accompanying notes are an integral part of these unaudited consolidated financial statements.

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARY

UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOW

(Information for 2008 expressed in thousands of nominal Mexican Pesos)

	For three-months ended March 31, 2008
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income
Adjustments to reconcile net loss to resources provided by operating activities:	Ps	82,931
Unrealized exchange losses		(43,630)
Deferred tax		22,014
Amortization of capitalized expenses from issuance of senior notes		6,509
Depreciation and amortization		180,517
Other provisions		10,896

		259,237
Changes in working capital:
Current assets		(42,845)
Current liabilities		27,794

Net cash provided by operating activities		244,186

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment		(183,180)
Deferred charges and other assets		5,498
Restricted cash		3,551

Net cash used in investing activities		(174,131)

CASH FLOWS FROM FINANCING ACTIVITIES:
Payments of Bank loans, notes payable and capital leases, net		(48,342)

Net cash used in financing activities		(48,342)

Increase in cash and cash equivalents		21,713
Cash and cash equivalents, beginning of period		283,059

Cash and cash equivalents, end of period	Ps	304,772

The accompanying notes are an integral part of these unaudited consolidated financial statements.

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARY

Subsidiaries of Onexa, S. A. de C. V., which is a subsidiary of

Alfa S. A. B. de C. V.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Information for 2007 expressed in thousands of Mexican Pesos of purchasing power as of December 31, 2007,

information for 2008 expressed in thousands of nominal Mexican Pesos)

1. INCORPORATION AND ACTIVITY OF THE COMPANY

Alestra, S. de R. L. de C. V. (“Alestra”), a Mexican company with limited liability and variable capital, was incorporated on October 13, 1995, as a joint venture between Onexa, S. A. de C. V. (“Onexa”) (51%) (merged with Alfa, S.A.B. de C.V. on March 31, 2008) and AT&T, Inc. (49%). Prior to July 31, 2006, Onexa was owned by Alfa, S. A. B. de C. V. (“Alfa”) (50.2%) and BBVA Bancomer, S.A., Institución de Banca Multiple, Grupo Financiero (“BBVA Bancomer”) (49.8%). On July 31, 2006, Alfa announced that it had reached an agreement with BBVA-Bancomer to acquire 49% of the remaining equity interest in Onexa held by Bancomer. This acquisition increases Alfa’s participation in Onexa to 100%.

Alestra and its subsidiary Servicios Alestra, S. A. de C. V. (“Servicios Alestra”) are collectively referred to as the “Company.”

Alestra does not have any direct employees and all services it requires are provided by Servicios Alestra, S.A. de C.V.

2. PREPARATION OF INTERIM FINANCIAL STATEMENTS

a.	Basis of presentation and disclosures

The interim consolidated financial statements of Alestra have been prepared in accordance with financial reporting standards applicable in Mexico (“Mexican FRS”) as promulgated by the Mexican Financial Reporting Standards Board (“CNIF”). A reconciliation of differences between Mexican FRS and accounting principles generally accepted in the United States of America (“U.S. GAAP”) is included in Note 6.

The consolidated financial statements are expressed in Mexican pesos, denoted by the symbol “Ps”. Certain prior year balances have been reclassified to conform to Alestra’s current period presentation

The year-end condensed balance sheet data was derived from audited financial statements, but does not include all disclosures required by financial reporting standards applicable in Mexico and accounting principles generally accepted in the United States of America.

The information included in the interim consolidated financial statements is unaudited but reflects all adjustments (consisting only of normal recurring adjustments), which are, in the opinion of management, necessary for a fair statement of the results for the interim periods presented. The results of these interim periods are not necessarily indicative of results for the entire year. The interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes as of December 31, 2007 included in the Alestra Annual Report on Form 20-F.

The consolidated financial statements include those of Alestra and its subsidiary, Servicios Alestra, S. A. de C. V. (“Servicios Alestra”) in which it holds 98% of the capital stock. All intercompany balances and transactions have been eliminated.

The preparation of financial statements in conformity with Mexican FRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions include certain international long distance services revenues and expenses and the allowance for doubtful accounts.

As of January 1, 2008, Alestra and its subsidiary adopted the standard NIF B-2 “Cash flows statement”. This NIF provides the provisions for the presentation, structure and preparation of the cash flows statement, as well as for the disclosures complementing this basic financial statement. The NIF B-2 supersedes the Statement B-12, “Statement of changes in the financial position”, and also requires companies show gross amounts of collections and payments. In very specific cases, the standard allows companies to show net cash flows movements. It is also requires companies to show how the cash balance is obtained.

b.	Recognition of the effects of inflation

As of January 1, 2008, Alestra and its subsidiary adopted the standard NIF B-10 “Inflation effects”. This NIF provides the provisions for the recognition of the inflation effects under an inflationary environment in the country. This NIF incorporates, among other, the following changes: i) the option to choose the use of the National Consumer Price Index or the value of the Investments Units (“UDIS”, a Mexican index based on inflation), ii) eliminates the use of the method of valuation for foreign origin assets, iii) the initial accumulated gain or loss from withholding of non monetary assets and the initial accumulated gain or loss from monetary position, be reclassified to the retained earnings or maintained in the equity such affects derived from items which have not been charged or credited to the income statement.

The financial information for prior periods has been restated to December 31, 2007 purchasing power by applying the corresponding restatement factor.

Currently, the company operates under a non-inflationary economic environment, and in accordance with FRS B-10 the financial statements for the period 2008 have not been restated.

3. SENIOR NOTES

From December 2006 through March 2008, Alestra acquired a portion of their 8% senior notes due 2010. As of March 31, 2008, Alestra have acquired $14 .9 million principal amount of its senior notes due 2010. This temporary investment in Alestra´s senior notes due 2010 has been registered in its financial statements deducting its total senior notes debt.

4. CONTINGENCIES

In August 2006 ABA SEGUROS and 7 ELEVEN filed a claim against Servicios Alestra in an amount of Ps 50,000 corresponding to the fire originated in the building leased by Servicios Alestra to Casa Chapa (subrogation of rights). Alestra filed a response with the support of ACE Seguros (insurance company of Servicios Alestra), requesting that ACE Seguros be named in the claim, since ACE Seguros is who should pay in case of an unfavorable sentence toward the Company. In February 2007, ABA SEGUROS / 7 ELEVEN filed an appeal for review against the agreement to call ACE Seguros to trial as co-defendants. On November 20, 2007, the Second District Court for civil and labor purposes, issued a sentence to the writ of relief filed by the Company and ACE Seguros, granting Servicios Alestra’s request to include ACE Seguros as co-defendant in the trial. At December 7, 2007, ABA SEGUROS/7 ELEVEN filed an appeal for review against the aforementioned writ of relief. Management does not believe this claim would have any adverse effect; the Company has not recorded any amount thereof.

On July 16, 2006, Corporación Mexicana de Investigación en materiales S.A. de C.V. (“COMIMSA”) ,(an entity of the Mexican public administration) made a public bid for it to receive domestic and international long distance services. The Company participated in the bid and on July 20, 2006, and were awarded these services by COMIMSA. On August 21, 2006 the Company notified COMIMSA that the Company were not capable of providing long distance services in two of the populations in which COMIMSA required such service, due to the fact that the service areas had not been opened to pre subscription by Cofetel in accordance with the long distance service rules. As a result, the Company could not enter into the respective services agreement, which the Company were obliged to execute within the following 10 working days after the awarding of the bid. As a result, COMIMSA filed with the Secretaria de la Funcion Publica (“SFP”) an administrative proceeding against the Company on October 3, 2006 to determine if the Company was subject to sanctions under the applicable law. SFP decided that the Company infringed on the applicable laws and imposed a sanction consisting in (i) our being prohibited to participate in bids or offer telecommunication services to the Mexican Federal administration for a period of three months and (ii) a fine of Ps. 75 to be paid by the Company. Against such resolution the Company filed an amparo suit (a constitutional defense procedure under Mexican law) with the Sixth District Court in Mexico City, obtaining the suspension of the ruling on January 9, 2007. The Company’s main arguments were that they did not commit any fraudulent conduct and that there were not any damages and injuries against COMIMSA. On November 5, 2007, the Judge issued a resolution stating that SFP committed procedure mistakes in its resolution. On November 22, 2007, the Company filed an appeal against such ruling. It is difficult to predict the outcome of the appeal and even if the ruling were to be adverse to the Company, the procedure mistakes committed by SFP will oblige them to restore its resolution. However, if the final ruling is the Company, they will be prevented from participating in public bids to the Mexican Federal Administration for a period of 90 days. In the meantime, the suspension is granted and the Company is permitted to continue to participate in public bids with the federal government and the Company does not have to pay the penalty imposed.

5. SEGMENTS

The reported segments of the Company represent the specific types of telecommunications services and products that the Company offers and internally analyzes.

The Company operates in two main segments: long distance (domestic and international) and data, internet and local services.

The Company’s management uses the information as to income and costs of services (excluding depreciation) by segment to evaluate performance, make general operations decisions and assign resources. Telecommunications services are generally offered using networks owned by the Company and leased (interconnection) networks that make no distinction between the different kinds of services.

As a result, the Company does not assign total assets, administration selling and other operating expenses, depreciation and amortization and obsolete assets per segment.

Accounting policies of the segments are the same as those described in the summary of significant accounting policies. The information on the Company’s segments for the years ended March 31, 2007 and 2008 is as follows:

	Long distance		Data, Internet and Local services		Total
Period ended
March 31, 2007
Revenues	Ps	601,138	Ps	619,692	Ps	1,220,830
Costs of services (excluding depreciation)		(356,696)		(173,449)		(530,145)

Gross profit	Ps	244,442	Ps	446,243		690,685

Operating expenses						(621,964)

Operating income						68,721
Comprehensive financial result						(95,028)
Other income, net						776

Loss before provision for asset tax						(25,531)
Asset tax						(704)

Net loss					Ps	(26,235)

March 31, 2008
Revenues	Ps	444,227	Ps	692,316	Ps	1,136,543
Costs of services (excluding depreciation)		(261,115)		(175,848)		(436,963)

Gross profit	Ps	183,112	Ps	516,468		699,580

Operating expenses						(564,461)

Operating income						135,119
Comprehensive financial result						(28,879)
Other expense, net						(1,295)

Gain before provision for deferred income tax						104,945
Deferred income tax						(22,014)

Net income					Ps	82,931

6. DIFFERENCES BETWEEN MEXICAN FRS AND U.S. GAAP

The Company’s consolidated financial statements are prepared in accordance with Mexican FRS, which differ in certain significant respects from U.S. GAAP. The Mexican FRS consolidated financial statements include the effects of inflation as provided for under Statement B-10 and its amendments (see note 2), whereas financial statements prepared under U.S. GAAP are presented on a historical cost basis. The reconciliation to U.S. GAAP includes a reconciling item for the effect of applying the option provided by the Fifth Amendment for the restatement of equipment of non-Mexican origin because, as described below, this provision of inflation accounting under Mexican FRS does not meet the consistent reporting currency requirements of Regulation S-X. The reconciliation does not include the reversal of the other adjustments to the financial statements for the effects of inflation required under Mexican FRS because the application of Statement B-10 represents a comprehensive measure of the effects of price level changes in the inflationary Mexican economy and, as such, is considered a more meaningful presentation than historical cost-based financial reporting for both Mexican and U.S. accounting purposes.

The principal differences between Mexican FRS and U.S. GAAP and the effect on consolidated net loss and consolidated stockholders’ equity are presented below with an explanation of the adjustments.

	Three months ended March 31,
	2007		2008
Reconciliation of net loss:
Net (loss) income as reported under Mexican FRS	Ps	(26,235)	Ps	82,931

U.S. GAAP adjustments:
Difference in interest expense		60,848		56,539
Reversal of debt issuance costs, net of amortization		5,670		5,688
Fifth amendment effect on depreciation expense		(31,264)		(34,268)
Reversal of preoperating expense amortization		61,965		—
Severance payments		496		539

Total U.S. GAAP adjustments		97,715		28,498

Net income under U.S. GAAP	Ps	71,480	Ps	111,429

	Three months ended March 31,
	2007		2008
Reconciliation of stockholders’ equity:
Total stockholders’ equity reported under Mexican FRS	Ps	2,460,629	Ps	2,684,587

U.S. GAAP adjustments:
Effect on total debt extinguishment		(733,111)		(494,226)
Effect on debt issuance costs		(73,711)		(51,032)
Fifth amendment effect on property and equipment		217,177		153,576
Preoperating expenses		(2,382,163)		—
Reversal of preoperating expenses amortization		2,379,312		—
Deferred income tax		—		(82,121)
Impact of FAS 158 adoption		—		(8,067)
Severance payments		(17,979)		(15,961)

Total U.S. GAAP adjustments		(610,475)		(497,831)

Total stockholders’ equity under U.S.GAAP	Ps	1,850,154	Ps	2,186,756

A summary of the Company’s statement of changes in stockholders’ equity with balances determined under U.S. GAAP is as follows:

	2007		2008
Balance at beginning of period	Ps	1,778,674	Ps	2,075,327
Net income for the period		71,480		111,429

Balance at end of period	Ps	1,850,154	Ps	2,186,756

On December 1, 2003, the Company’s stockholders resolved to (i) reclassify the balance as of December 31, 2002 of the restatement of capital stock account into the variable portion of the capital stock in the amount of Ps 5,026,512 and (ii) reduce the variable portion of the capital stock for Ps 9,193,330 and Ps 1,340,308 by reclassifying these amounts from the accumulated deficit account and the accumulated deficit from restatement account, respectively. As a consequence, the nominal value of the shares was proportionally reduced according to the ownership interest of each of the shareholders, 51% on Onexa and 49% on AT&T Corp. These transactions did not represent a contribution or payment to the equity holders. For U.S. GAAP purposes, reclassifications of this nature are considered to be a quasi-reorganization and as such the Company may not reclassify a deficit in retained earnings unless certain criteria is met. The Company does not comply with all the criteria and consequently, the stockholders’ equity as of March 31, 2007 and 2008 is as follows:

	2007		2008
Capital stock	Ps	12,355,567	Ps	12,355,568
Accumulated losses		(10,505,413)		(10,168,812)

Total stockholders’ equity under U.S. GAAP	Ps	1,850,154	Ps	2,186,756

The following table presents summarized statements of operations in constant Pesos, including all U.S. GAAP adjustments, for the three months ended March 31, 2007 and 2008:

	2007		2008
Net revenues	Ps	1,220,830	Ps	1,136,543
Cost of services (excluding depreciation presented separately below)		(530,145)		(436,963)
Administration and selling and operating expenses		(381,763)		(383,405)
Depreciation and amortization		(210,042)		(214,784)

Operating income		98,880		101,391

Comprehensive financial result:
Interest income		12,212		5,141
Interest expense		(20,945)		(4,456)
Exchange (loss) gain, net		(50,173)		42,198
Effect of derivative financial instruments		—		(9,536)
Gain from monetary position		30,397		—

		(28,509)		33,347

Other income (expenses), net		1,813		(1,295)

Net income before asset tax and deferred income tax		72,184		133,443
Asset tax		(704)		—
Deferred income tax		—		(22,014)

Net income for the period	Ps	71,480	Ps	111,429

Effects of the restructuring of the Old Senior Notes

The effects of the restructuring were recorded as follows:

•	A gain of Ps 958,753 was recognized for the effect of the extinguishment of the Old Senior Notes.

•	A gain of Ps 939,888 was recognized for the reversal of accrued and unpaid interest of the Old Senior Notes that were due on November 15, 2002 and May 15, 2003.

•

Write-off of unamortized debt issuance cost related to the Old Senior Notes of Ps 129,299 was made and the capitalization of Ps 158,160 for the debt issuance cost of the New Senior Notes amortized over the term of the New Senior Notes.

•	Interest expense is determined using the actual interest rate on the New Senior Notes.

Under Mexican FRS, the effects of the restructuring were recorded in the year when it was completed. After the restructuring, debt issuance costs of the new Senior Notes are being amortized over the term of the new Senior Notes and interest expense is determined using the actual rate on the new Senior Notes.

For U. S. GAAP purposes, the debt restructuring of the old Senior Notes is considered as a troubled debt restructuring in accordance with Statement of Financial Accounting Standard No. 15, “Accounting by Debtors and Creditors for Troubled Debt Restructuring” and its effects are recorded as follows:

•

Since the carrying amount of the old Senior Notes does not exceed the total future cash payments specified by the new Senior Notes, no gain on the restructuring was recognized for the notes that were exchanged.

•

Debt issuance cost of Ps158,160 incurred in the debt restructuring was recorded as an expense of the period; debt issuance cost of Ps129,299 of the Old Senior Notes, will be amortized in the new term of the restructured notes.

•

Interest expense is determined using an effective interest rate that equates the present value of the future cash payments specified by the new notes, with the carrying amount of the old Senior Notes. As a result, the net effect of the restructuring, including the reversal of accrued and unpaid interest, will be recognized prospectively as a reduction of the interest expense throughout the term of the new notes.

Fifth amendment effect on property and equipment, net

Effective January 1, 1997, the Company adopted the Fifth Amendment, including the option of restating equipment of a non-Mexican origin using an index which reflects the inflation in the respective country of origin and the exchange rate of the Mexican Peso against the currency of such country at the balance sheet date. For U.S. GAAP purposes, the use of the index that contemplates currency exchange movements is not in accordance with the historical cost concept nor does it present financial information in a constant reporting currency.

Pre-operating expenses

Under Mexican FRS, pre-operating expenses are permitted to be capitalized and amortized over a period of time estimated to generate the income necessary to recover such expenses. The Company defined that period as 10 years. Under U.S. GAAP, such costs are expensed as incurred. The amortization of pre-operating expenses has been concluded in 2007.

Severance payments

Effective January 1, 2006, the Company adopted the provisions related to severance indemnity liabilities as established by revised Bulletin D-3. Under Mexican FRS, severance payments should be accounted in a manner similar to other post-retirement benefits. The Company opted for the transitional method of recognizing the actuarially determined severance liability of Ps 24,666 over the remaining expected employee service period and consequently, as of March 31, 2007 and 2008 has recognized a total liability and charge to earnings of Ps 495 and Ps 439. Prior to the adoption of revised Bulletin D-3, such severance costs were recognized as incurred.

For the purposes of the March 31, 2007 reconciliation of earnings and equity, the Company recorded for U.S. GAAP purposes the entire expense not yet recognized under Mexican FRS which totals Ps17,979. For the purposes of the March 31, 2008 reconciliation of earnings and equity, the Company recorded for US GAAP purposes income of Ps15,961, representing a reversal of the amount recognized as expense under Mexican FRS. Alestra has determined that the impact on reported results and net assets for periods presented are not materially misstated as a result of not having recognized the annual cost and cumulative liability associated with these benefits in prior years.

Minority interest

Under Mexican FRS minority interest in consolidated subsidiaries is presented as a separate component within the stockholders’ equity in the consolidated balance sheet. For U.S. GAAP purposes, the minority interest is not included in stockholders’ equity.

Cash Flows

Presented below are statements of cash flows for three months ended March 31, 2007 and 2008 prepared after considering the impact of U.S. GAAP adjustments. The cash flow statements below present nominal cash flows during the 2007 period, adjusted to December 31, 2007 purchasing power, and the 2008 period presents nominal cash flows.

	Three months ended March 31,
	2007		2008
OPERATING ACTIVITIES:
Net income	Ps	71,480	Ps	111,429
Adjustments to reconcile net income to cash flows (used in) provided by operating activities:
Gain from monetary position		(41,573)		—
Unrealized exchange gain		56,196		(42,471)
Depreciation and amortization		216,548		221,293
Allowance for doubtful accounts		6,474		—
Difference in interest expense		60,848		(56,539)
Deferred tax		—		22,014
Other provision		15,307		9,975
Changes in operating assets and liabilities:
Current assets		(142,515)		(42,845)
Current liabilities		(16,560)		27,554

Cash flows provided by operating activities		226,205		250,410

INVESTING ACTIVITIES:
Purchases of real estate and equipment		(133,621)		(183,180)
Restricted cash		(14,358)		3,551
Deferred charges and other assets		(6,769)		(726)

Cash flows used in investing activities		(154,748)		(180,355)

FINANCING ACTIVITIES:
Notes payables and capital leases		801,330		—
Payments of bank loans, Senior Notes		(1,134,641)		(48,342)

Cash flows used in financing activities		(333,311)		(48,342)

Net effect of inflation on cash and cash equivalents		(7,224)		—

(Decrease) increase in cash and cash equivalents		(269,078)		21,713
Cash and cash equivalents, beginning of period		745,081		283,059

Cash and cash equivalents, end of period	Ps	476,003	Ps	304,772

Interest and taxes paid:
Interest paid	Ps	11,140	Ps	6,326

Asset tax paid	Ps	633	Ps	—

NEW ACCOUNTING PRONOUNCEMENTS

In December 2007, the FASB published SFAS No. 160 “Non Controlling Interests in Consolidated Financial Statements”—an amendment of ARB No. 51. This statement addresses the reporting of minority interests in the results of the parent and provides direction for the recording of such interests in the financial statements. It also provides guidance for the recording of various transactions related to the minority interests, as well as certain disclosure requirements.

SFAS No. 160 will be effective for fiscal years, and interim periods after December 15, 2008, earlier adoption is prohibited and shall be applied prospectively. The presentation and disclosure requirements shall be applied retrospectively for all periods presented. The Company will adopt this pronouncement on January 1, 2009.

The adoption of this statement will have some changes on the Company’s presentation of financial results and statement of position. However, these changes are not expected to be of a material nature.

In December 2007, the FASB published SFAS No. 141-R, which replaces SFAS No. 141, “Business Combinations.” This statement improves the reporting of information about a business combination and its effects. This statement establishes principles and requirements for how the acquirer will recognize and measure the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquisition. Also, the statement determines the recognition and measurement of goodwill acquired in the business combination or a gain from a bargain purchase, and finally, determines the disclosure requirements to enable users of the financial statements to evaluate the nature and financial effects of the business combination.

SFAS No 141-R will be effective for all business combinations with an acquisition date on or after the beginning of the first annual reporting period after December 15, 2008, earlier adoption is prohibited. The Company will adopt this pronouncement on January 1, 2009.

In February 2007 the FASB published SFAS No. 159, “The Fair Value Option for Financial Assets and Financial liabilities.” This statement permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions.

This Statement also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. This statement does not affect any existing accounting literature that requires certain assets and liabilities to be carried at fair value. This Statement does not establish requirements for recognizing and measuring dividend income, interest income, or interest expense. This statement does not eliminate disclosure requirements included in other accounting standards, including requirements for disclosures about fair value measurements included in SFAS No. 157, Fair Value Measurements, and SFAS No. 107, Disclosures about Fair Value of Financial Instruments.

SFAS No. 159 will be effective for all fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact this statement will have on its financial position, results of operations and disclosures, should the Company elect to measure certain financial instruments at fair value.

In September 2006 the FASB published SFAS No. 157 “Fair Value Measurements”, which provides enhanced guidance for using fair value to measure assets and liabilities. SFAS No. 157 establishes a common definition of fair value, provides a framework for measuring fair value under U.S. GAAP and expands disclosure requirements about fair value measurements. SFAS No. 157 was to be effective for financial statements issued in fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. On February 6, 2008, the FASB issued a position paper that partially defers SFAS No. 158 for one year relating to non-financial assets and liabilities, except those items disclosed at fair value on a recurring basis. The Company is currently evaluating the impact, if any, the adoption of SFAS No. 157 will have on its financial position, results of operations and disclosures.

Signatures

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, we certify that we meet all of the requirements for filing on Form 6-K and has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alestra, S. de R.L. de C.V.

/s/ Patricio E. de la Garza
Patricio E. de la Garza
Chief Financial and Administrative Officer

Date: May 30, 2008